Exhibit 99.1

 PRESS RELEASE

ANNOUNCEMENT REGARDING ASCIANO TRANSACTION

Brookfield, News, July 20, 2016 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) notes the announcement today, July 21st (Australian time) by Asciano Limited ("Asciano") (http://media3.marketwire.com/docs/Asciano_July21_FINAL.pdf) of the decision received from the Australian Competition and Consumer Commission with respect to the previously announced Asciano transaction. The transaction remains subject to certain conditions as described in Asciano's announcement.

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Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with $240 billion of assets under management. For more information, go to www.brookfield.com

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:
Media: Suzanne Fleming Senior Vice President, Branding & Communications Tel: (212) 417-2421 Email: suzanne.fleming@brookfield.com	Investors: Melissa Low Vice President, Investor Relations & Communications Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will",  "target", "future", "growth", "expect",  "believe", "should", "may",  derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements.  Although Brookfield Infrastructure believes that the  forward-looking statements it makes and related information is based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure's businesses and in particular completion of the acquisition referred to in this news release, which cannot be assured, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent), and to integrate acquisitions into existing operations, the future performance of these acquisitions, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under "Risk Factors" in Brookfield Infrastructure's most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.